NO ACT

PE
1-26-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011531

March 24, 2009

Received SEC
MAR 2 4 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-09

Mark F. Hoffman
DLA Piper LLP
701 Fifth Avenue, Suite 7000
Seattle, WA 98104-7044

Re: Northstar Neuroscience, Inc.
Incoming letter dated January 26, 2009

Dear Mr. Hoffman:

This is in response to your letter dated January 26, 2009 concerning the shareholder proposals submitted to Northstar by RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter Kolchinsky
Manager
RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199

March 24, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northstar Neuroscience, Inc.
Incoming letter dated January 26, 2009

The first proposal relates to the declaration of a dividend or cash distribution. The second proposal relates to a tender offer.

There appears to be some basis for your view that Northstar may exclude the proposals under rule 14a-8(f). We note your representation that the proponents have not responded to Northstar's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Northstar omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DLA PIPER

DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
www.dlapiper.com

Mark F. Hoffman
mark.hoffman@dlapiper.com
T 206.839.4823
F 206.494.1788

January 26, 2009

Via Electronic Mail and United Parcel Service

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Northstar Neuroscience, Inc.: Request for No-Action Advice; Shareholder Proposals of RA Capital Management, LLC

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Northstar Neuroscience, Inc., a Washington corporation ("Northstar"), to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, Northstar excludes the two shareholder proposals (the "Proposals") and statements in support thereof submitted by RA Capital Management, LLC (the "Proponent") from Northstar's proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials").

Pursuant to Rule 14a-8(j), we are providing you with six copies of (1) this letter, which outlines Northstar's reasons for excluding the Proposals from its 2009 Proxy Materials, (2) the Proponent's letter dated December 23, 2008 setting forth the Proposals, and (3) the Notice of Defect (as defined below) sent to the Proponent on January 2, 2009. We are simultaneously sending a copy of this letter to the Proponent. This request for no-action advice is also being submitted via electronic mail to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008.

BACKGROUND

On December 23, 2008, the Proponent submitted the Proposals to Northstar. Although the Proponent included with the Proposals some documentary evidence of its ownership of Northstar's voting stock, it did not provide evidence sufficient to demonstrate that the Proponent had held such securities for the one-year period prior to the date of its submission of the Proposals. Instead, the documentation established only that the Proponent held the requisite amount of Northstar's voting stock from January 25, 2008 to December 23, 2008 (*i.e.*, less than 11 months). In addition, the Proponent does not appear in Northstar's records as a record owner of Northstar's voting stock.

DLA PIPER

Accordingly, by letter dated January 2, 2009 (the "Notice of Defect"), which was sent to the Proponent via facsimile, electronic mail and United Parcel Service, Northstar sought verification from the Proponent of its eligibility to submit the Proposals and: (i) outlined the requirements of Rule 14a-8(b)(1); (ii) requested that the Proponent provide Northstar with a written statement verifying that the Proponent had held the requisite amount of Northstar's voting stock for at least one year at the time the Proposals were submitted; (iii) advised the Proponent that its response needed to be mailed bearing a postmark, or transmitted electronically, to Northstar no later than 14 calendar days from the date it received the Notice of Defect or Northstar could exclude the Proposals pursuant to Rule 14a-8(f)(1); and (iv) advised the Proponent that Northstar has other grounds for excluding the Proposals from the 2009 Proxy Materials.

ANALYSIS

Northstar may exclude the Proposals under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposals under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do in any manner described in Rule 14a-8(b)(2). *See* Section C.1.c of Staff Legal Bulletin No. 14 dated July 13, 2001 ("SLB 14").

The Staff has consistently permitted companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(b) and 14a-8(f) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See General Electric Company*, Commission No-Action Letter (January 9, 2009) (concurring with the exclusion of shareholder proposal where proponent failed to supply documentary support, within 14 days of receipt of GE's request, sufficiently evidencing that proponent had satisfied minimum ownership requirement for one-year period required by Rule 14a-8(b)); *International Business Machines Corp.*, Commission No-Action Letter (December 7, 2007) (concurring with exclusion of shareholder proposal where proponent submitted broker letter dated four days before proponent submitted proposal to company); *Wal-Mart Stores, Inc.*, Commission No-Action Letter (February 2, 2005) (concurring with exclusion of shareholder proposal where proposal was submitted December 6, 2004 and documentary evidence demonstrating ownership of company's securities covered continuous period ending November 22, 2004); *Pall Corp.*, Commission No-Action Letter (September 20, 2005) (permitting exclusion of shareholder proposal where proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum

DLA PIPER

ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.*, Commission No-Action Letter (January 7, 2004) (concurring with exclusion of shareholder proposal where proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.*, Commission No-Action Letter (March 7, 2002) (concurring with exclusion of shareholder proposal where proponent did not supply support sufficient to demonstrate continuous ownership of requisite number of shares for one-year period prior to the date proponent submitted proposal); *AutoNation, Inc.*, Commission No-Action Letter (March 14, 2002) (concurring with exclusion of shareholder proposal where proponent had held shares for two days less than required one-year period).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. Section C.1.c(3) of SLB 14 provides the following:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal.

CONCLUSION

The Notice of Defect was transmitted to the Proponent within 14 days of receipt of the Proposals, which were received by Northstar on December 23, 2008. The facsimile confirmation indicates that the Proponent received the Notice of Defect on January 2, 2009. Therefore, pursuant to Rule 14a-8(f)(1), the Proponent's response to the Notice of Defect needed to be mailed bearing a postmark, or transmitted electronically, to Northstar by January 16, 2009.

As of the date of this letter, Northstar has not received any response or corrective information from the Proponent with respect to the noted eligibility deficiency. Accordingly, consistent with the precedents cited above, Northstar believes that it may exclude the Proposals pursuant to

DLA PIPER

Rules 14a-8(b) and 14a-8(f) because the eligibility deficiency was not remedied within the requisite period of time following notification by Northstar.

For the reasons detailed above, we respectfully request that the Staff recommend to the Commission that no action be taken if Northstar excludes the Proposals from the 2009 Proxy Materials.

Northstar intends to file its 2009 Proxy Materials no earlier than April 29, 2009. Northstar submits that the reasons set forth above in support of excluding the Proposals are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 calendar days before Northstar intends to file its definitive 2009 Proxy Materials with the Commission).

If you have any questions or require further information, please do not hesitate to contact me at (206) 839-4823.

Sincerely,

DLA Piper LLP (US)

Mark F. Hoffman

Enclosures

cc: John S. Bowers Jr., Northstar Neuroscience, Inc.
Peter Kolchinsky, RA Capital Management, LLC via facsimile (617) 778-2510

RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199

December 23, 2008

Via Facsimile, Email and Federal Express

Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington 98121
Attention: Corporate Secretary

Re: Notice of Business to be Conducted at the 2009 Annual Meeting of Northstar Neuroscience, Inc. Shareholders and Notice of Director Nominations to be Brought Before the 2009 Annual Meeting of Northstar Neuroscience, Inc. Shareholders

Dear Members of the Board of Directors:

As shareholders of Northstar Neuroscience, Inc. (the "Company" or "Northstar"), RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P. (collectively, "RA Capital") are providing Northstar with notice in accordance with Section 1.11 of the Amended and Restated By-laws of Northstar (the "By-laws") of RA Capital's intent (i) to bring two items of business, or proposals (the "Proposals"), and (ii) to nominate three[1] directors (the "Nominees") for election at the 2009 Annual Meeting of Shareholders of Northstar (the "2009 Annual Meeting"). Annex I and Annex II each contain a Proposal and the respective supporting statement. Annex III contains the list of the Nominees, a supporting statement for their election and additional information regarding the Nominees. Annex IV contains the written consent of each Nominee to being named as a nominee in a proxy statement and to serve as a director if elected.

As of the date of this notice, RA Capital collectively owns of record 2,539,139 shares of common stock of Northstar (the "Shares"), which represents approximately 9.7% of the issued and outstanding common stock of Northstar. Annex V to this notice contains information regarding the beneficial and record ownership of RA Capital, the Nominees and the other potential participants in a proxy solicitation, if one were to be conducted. RA Capital intends to hold the Shares through the date on which the 2009 Annual Meeting is held.

Unless otherwise indicated, where information sought by Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, does not apply or would be answered in the negative and no response

[1] We note that the term of the Class III directors will expire at the 2009 Annual Meeting. Presently, there are three Class III directors: Alan Levy, Susan Barnes and Albert Graf.

would be required to be included in a proxy statement, no such response is included in this notice.

Peter Kolchinsky, managing member of RA Capital Management, LLC, the general partner of each of RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P., or another representative of RA Capital intends to appear at the 2009 Annual Meeting in person or by proxy to present the Proposals and the Nominees for election.

RA Capital has not yet determined whether it will solicit proxies on its behalf in support of the Proposals and the election of the Nominees, or any combination of the foregoing, at the 2009 Annual Meeting. However, RA Capital reserves its right to conduct a proxy solicitation to support any or all of Proposals and Nominees at the 2009 Annual Meeting. This notice is submitted in accordance with Section 1.11 of the By-laws so that RA Capital may bring the Proposals and the election of the Nominees as items of business at the 2009 Annual Meeting.

If RA Capital decides to solicit proxies on its own behalf for the 2009 Annual Meeting, it may solicit such proxies by or on behalf of RA Capital or the Nominees by mail, advertisement, telephone, facsimile, the Internet, telegraph and personal solicitation. At this time, RA Capital does not anticipate paying any additional compensation to any employee of RA Capital or to the Nominees for solicitating proxies. If banks, brokerage houses and other custodians, nominees and fiduciaries are requested to forward RA Capital's proxy materials to their customers or other persons for whom they hold shares, RA Capital will reimburse them for their reasonable out-of-pocket expenses.

The entire expense incurred by RA Capital in connection with this notice to Northstar and if conducted, its proxy solicitation, is being and will be borne by RA Capital. If any of the Proposals are approved or if any of the Nominees are elected to Board of Directors of Northstar, RA Capital intends to seek reimbursement of such expenses from Northstar but does not intend to submit such reimbursement to a vote of shareholders. In the event that RA Capital decides to solicit proxies, RA Capital may retain the services of any third party to assist it in solicitating proxies if RA Capital deems it appropriate. Costs related to the solicitation of proxies, if conducted, may include expenditures for printing, postage, legal, accounting, financial advisors, public relations advisors, solicitors, advertising, transportation, litigation, if any, and related expenses incidental to the solicitation. At this time, RA Capital does not have an approximate figure for these costs.

As of the date hereof, to the knowledge of RA Capital, based on the Definitive Proxy Statement of Northstar filed with the Securities and Exchange Commission on April 29, 2008, the full Board of Directors of Northstar consists of eight directors, three of whom are Class III directors up for election to the Board of Directors at the 2009 Annual Meeting. If, for any reason, a greater number of director candidates will be nominated for election, or if any Nominee is unable to stand for election at the 2009 Annual Meeting, RA Capital intends to nominate either an additional nominee or another person in the place of such Nominee (a "Substitute"). In either event, RA Capital will give notice to Northstar at the earliest practicable time of any additional nominee or Substitute, together with any relevant information required by the By-laws or the proxy rules promulgated by the Securities and Exchange Commission. If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee, any additional nominee or any Substitute, RA Capital reserves the right to select a replacement nominee, and this notice shall continue to be effective with respect to any replacement nominee selected by RA Capital.

Business and Proposals

In addition to the nomination of the Nominees discussed in greater detail below, RA Capital intends to bring the following business and shareholder Proposals before the 2009 Annual Meeting for consideration and action by the Company's shareholders, in the sequence indicated and before any other business is conducted (other than the consideration of the election of directors):

1. Shareholders of Northstar Neuroscience, Inc. recommend that the Board of Directors, as soon as reasonably practicable, declare a dividend or cash distribution of all legally available assets.

2. Shareholders of Northstar Neuroscience, Inc. recommend that the Board of Directors conduct an issuer self tender offer, as soon as reasonably practicable, to repurchase its outstanding shares at price equal to the per share liquidation value of Northstar.

The specific text of the Proposals and reasons for conducting such business at the 2009 Annual Meeting is set forth on Annex I and Annex II hereto. The Proposals are precatory and non-binding on the Board, even if approved by the shareholders.

RA Capital's reasons for submitting the foregoing Proposals to a vote of the shareholders of the Company is to encourage the Board of Directors, in light of Northstar's poor performance, to address important concerns and interests of its shareholders, particularly with respect Director accountability and the ability of the Northstar's shareholders to express their concerns and views and to effect change at Northstar. RA Capital's interest in the Proposals rests in to maximizing shareholder value by returning Northstar's cash balance, net of reserves to provide for Northstar's liabilities, to Northstar's shareholders. RA Capital reserves the right, consistent with the requirements of applicable law, to submit additional shareholder proposals, fewer shareholder proposals or different shareholder proposals at the 2009 Annual Meeting.

Information in Support of Director Nominations

RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P., shareholders of Northstar Neuroscience, Inc., propose to nominate Peter Kolchinsky, Matthew Renna and Rajeev Shah as RA Capital's nominees for election as a Class III director of Northstar Neuroscience, Inc. at the 2009Annual Meeting. Annex III of this notice sets forth information relating to each of the respective Nominees required to be disclosed or provided to Northstar pursuant to the By-laws. Annex IV to this notice contains the written consent from each Nominee to being named as a Nominee in a proxy statement relating to the 2009 Annual Meeting and to serving as a Director of Northstar if elected.

The Nominees presented in this proposal have training in the molecular biology, biochemistry, virology, neuroscience, medicine and drug development fields. The Nominees work for RA Capital and can provide Northstar with the guidance and direction needed to return value to Northstar's shareholders. RA Capital believes that new leadership on the Board of Directors is needed so that value will be returned to the shareholders of Northstar.

Additional Information

Annex V sets forth, for each of the Nominees, RA Capital Healthcare Fund, L.P., RA Capital Healthcare Fund II, L.P. and the other persons named in such Annex V (collectively, the "Participants") all information relating to each such Participant required to be disclosed or provided to the Company by the By-laws. In addition, Annex V sets forth information regarding the common stock owned beneficially and/or of record by each such Nominee and Participant. The information contained in the RA Capital Management, LLC Schedule 13D, originally filed with the Securities and Exchange Commission on July 14, 2008, as amended to date, is hereby incorporated by reference.

RA Capital, in furnishing the notice described above and the additional information attached to or accompanying this notice, does not concede the validity or enforceability of any of the provisions of the By-laws or any other matter, including any provisions in the By-laws that purport to impose advance notice requirements, to require a specific form of "Solicitation Notice" or related requirements, or otherwise limit the right of any shareholder to nominate Directors or to present other business or shareholder proposals for consideration and action at any meeting of the shareholders, and expressly reserves the right to challenge the validity, application and interpretation of any such provisions or any other matter.

Although we have endeavored to fully satisfy all requirements for this notice set forth in the By-laws, and believe we have done so, please contact Peter Kolchinsky at (617) 778-2509 immediately should the Company require any additional information.

[Remainder of Page Intentionally Left Blank]

Sincerely,

RA Capital Healthcare Fund, L.P.
By: RA Capital Management, LLC,
its general partner

By: Peter Kolchinsky
Title: Manager

RA Capital Healthcare Fund II, L.P.
By: RA Capital Management, LLC,
its general partner

By: Peter Kolchinsky
Title: Manager

ANNEX I

SHAREHOLDER PROPOSAL

Shareholders of Northstar Neuroscience, Inc. recommend that the Board of Directors, as soon as reasonably practicable, declare a dividend or cash distribution of all legally available assets.

SUPPORTING STATEMENT

In January 2008, Northstar announced negative results from EVEREST, the name of the clinical trial for Northstar's lead product candidate at the time. On the day of the announcement, Northstar's stock price closed at $1.37, down from $8.36 on the prior day, and has not risen above $2.00 per share since then. On December 22, 2008, the closing price of Northstar's stock was $1.11.

More importantly, Northstar's stock price has been trading at a significant discount from Northstar's available cash per share since January 22, 2008 and this has not changed even after the announcement on October 14, 2008 that Northstar received conditional approval to start a small 24-patient study of the Renova™ Cortical Stimulation System, Northstar's only remaining product candidate. Despite the fact that Northstar's investors and prospective investors do not assign any value to Renova™ and its prospects as evidenced by the fact that Northstar's stock continues to trade at a discount from Northstar's available cash per share, Northstar and its Board of Directors have chosen to ignore this fact and have continued to develop Renova.™

We believe that, so long as Northstar and its Board of Directors continue in their efforts to develop Renova,™ Northstar's cash balance will continue to decrease and Northstar's stock price will further decline since it will continue to trade at a discount from Northstar's available cash per share. Instead of causing shareholder value to decrease by continuing to spend Northstar's cash balance, the Board of Directors should maximize shareholder value by returning Northstar's cash balance, net of reserves to provide for Northstar's liabilities, to Northstar's shareholders.

The Northstar Board of Directors should declare a cash dividend or distribution of Northstar's available cash as soon as reasonably practicable so that shareholders may maximize the value of their investment. To maximize the amount of this cash dividend or distribution Northstar should cease all operations and dissolve in order to decrease the amount of liabilities and expenses and increase the available cash for the dividend or distribution. Any delay by the Board of Directors in implementing these measures will simply result in less cash available for distribution to the shareholders of Northstar and hence less value per share for these shareholders.

ANNEX II

SHAREHOLDER PROPOSAL

Shareholders of Northstar Neuroscience, Inc. recommend that the Board of Directors conduct an issuer self tender offer, as soon as reasonably practicable, to repurchase its outstanding shares at price equal to the per share liquidation value of Northstar.

SUPPORTING STATEMENT

In January 2008, Northstar announced negative results from EVEREST, the name of the clinical trial for Northstar's lead product candidate at the time. On the day of the announcement, Northstar's stock price closed at $1.37, down from $8.36 on the prior day, and has not risen above $2.00 per share since then. On December 22, 2008, the closing price of Northstar's stock was $1.11.

More importantly, Northstar's stock price has been trading at a significant discount from Northstar's available cash per share since January 22, 2008 and this has not changed even after the announcement on October 14, 2008 that Northstar received conditional approval to start a small 24-patient study of the Renova™ Cortical Stimulation System, Northstar's only remaining product candidate. Despite the fact that Northstar's investors and prospective investors do not assign any value to Renova™ and its prospects as evidenced by the fact that Northstar's stock continues to trade at a discount from Northstar's available cash per share, Northstar and its Board of Directors have chosen to ignore this fact and have continued to develop Renova.™

We believe that, so long as Northstar and its Board of Directors continue in their efforts to develop Renova, ™ Northstar's cash balance will continue to decrease and Northstar's stock price will further decline since it will continue to trade at a discount from Northstar's available cash per share. Instead of causing shareholder value to decrease by continuing to spend Northstar's cash balance, the Board of Directors should maximize shareholder value by returning Northstar's cash balance, net of reserves to provide for Northstar's liabilities, to Northstar's shareholders.

Northstar's Board of Directors should commence an issuer self tender offer as soon as reasonably practicable so that shareholders are able to maximize the value of their investment. A tender offer would provide those shareholders who believe that receiving a liquidating distribution for their shares is a value maximizing transaction the opportunity to receive such liquidating distribution in cash immediately by electing to participate in the tender offer. A tender offer would also allow those shareholders that believe in the long-term prospects of Northstar and its stock price to remain as shareholders of Northstar by not participating in the tender offer.

ANNEX III

DIRECTOR NOMINEES

Shareholders of Northstar Neuroscience, Inc. nominate the following individuals as nominees for election as a Class III director of Northstar Neuroscience, Inc. at the 2009Annual Meeting:

Peter Kolchinsky
Matthew Renna
Rajeev Shah

SUPPORTING STATEMENT

The Nominees presented in this proposal have training in the molecular biology, biochemistry, virology, neuroscience, medicine and drug development fields. The Nominees work for RA Capital and can provide Northstar with the guidance and direction needed to return value to Northstar's shareholders.

If elected, the Nominees intend to ask the new Board to consider taking one or more of the following actions:

- Structuring a third-party purchase of Northstar
- Commencing an issuer self tender offer to return excess cash to shareholders
- Declaring a dividend or cash distribution of all legally available cash
- Ceasing substantially all of Northstar's operations and subleasing Northstar's headquarters
- Formally liquidating and dissolving Northstar and returning all remaining assets to its shareholders

In contrast, the present Board of Directors has watched Northstar's stock price decline dramatically while failing to take effective actions to maximize value for shareholders.

In January 2008, Northstar announced negative results from EVEREST, the name of the clinical trial for Northstar's lead product candidate at the time. On the day of the announcement, Northstar's stock price closed at $1.37, down from $8.36 on the prior day, and has not risen above $2.00 per share since then. On December 22, 2008, the closing price of Northstar's stock was $1.11. More importantly, Northstar's stock price has been trading at a significant discount from Northstar's available cash per share since January 22, 2008 and this has not changed even after the announcement on October 14, 2008 that Northstar received conditional approval to start a small 24-patient study of the Renova™ Cortical Stimulation System, Northstar's only remaining product candidate. Despite the fact that Northstar's investors and prospective investors do not assign any value to Renova™ and its prospects as evidenced by the fact that Northstar's stock continues to trade at a discount from Northstar's available cash per share, Northstar and its Board of Directors have chosen to ignore this fact and have continued to develop Renova.™

In addition, the Board of Directors has rejected or chosen to ignore other proposals that would have maximized shareholder value. On July 2, 2008, Tang Capital offered to acquire Northstar for $2.25 per share and the offer was rejected by the Board. In July 2008, we delivered a letter to the Board requesting that the Board reconsider its decision to reject Tang Capital's offer or pursue other alternatives, such as dramatically reducing its burn rate and declaring a cash distribution to shareholders. The Board never responded to our letter. In December 2008, we delivered another letter to the Board of Directors urging them consider a dividend, cash distribution or share repurchase program, and such letter was left unanswered as well.

We believe that new leadership on the Board of Directors is needed so that value will be returned to the shareholders of Northstar.

INFORMATION REGARDING THE NOMINEES

Background

Set forth in the table below is, for each Nominee, (i) the name, age, business address, and residence address of such person, (ii) the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is carried on and (iii) the five-year business history of such person, including all directorships held in other public companies or investment company. Neither Nominee's principal occupation nor employment during the past five years is or has been with a corporation or organization which is a parent, subsidiary or other affiliate of the Company. Neither Nominee holds or has ever held any position, directorship or office with the Company. Each Nominee is a citizen of the United States of America.

Peter Kolchinsky Age: 32 Business Address: RA Capital Management, LLC, 800 Boylston Street, Suite 1500, Boston, MA 02199 Residence Address: *** FISMA & OMB Memorandum M-07-16	Peter Kolchinsky is general partner, portfolio manager, and co-founder of RA Capital Management, LLC, an investment advisor with a fund based in Boston specializing in the life-science and healthcare sectors. Since the firm's inception in 2002, Dr. Kolchinsky has built a team comprised of investment professionals with training in molecular biology, biochemistry, virology, neuroscience, medicine, and drug development. The team's investment strategy couples proprietary risk and value metrics with extensive diligence of products, technologies, and companies. In addition to open-market transactions, the fund also invests via private placements. Dr. Kolchinsky received a Ph.D. in Virology from Harvard University. He holds a BS in Biology from Cornell University.
Matthew Renna Age: *** FISMA & OMB Memorandum M-07-16 *** Business Address:	Matthew Renna is a Senior Analyst at RA Capital Management, LLC. Prior to joining RA Capital in 2008, he was a co-founder and Managing Director of Neponset Equity Research (NER), a Life Sciences focused independent equity research boutique, associated with Soleil Securities, which provided small and mid-cap equity

RA Capital Management, LLC, 800 Boylston Street, Suite 1500, Boston, MA 02199 Residence Address: *** FISMA & OMB Memorandum M-07-16 ***	research coverage within the Biotechnology and Specialty Pharmaceuticals sectors. Mr. Renna began his career in the pharmaceutical industry at Merck & Co. He received an MS and BS from Boston University, and an MBA from Boston College.
Rajeev Shah Age: *** FISMA & OMB Memorandum M-07-16 *** Business Address: RA Capital Management, LLC, 800 Boylston Street, Suite 1500, Boston, MA 02199 Residence Address: *** FISMA & OMB Memorandum M-07-16 ***	Rajeev Shah is a Senior Analyst at RA Capital Management, LLC. Prior to joining RA Capital Management, LLC in 2004, he managed technical operations at Altus Pharmaceuticals, during which time the organization raised more than $100 million and doubled in size. He has consulted to Procter & Gamble, Akzo Nobel Chemicals, and AT&T. Mr. Shah graduated in 1999 from Cornell University, where he majored in chemistry with a concentration in economics.

Interests in the Company

Except as disclosed on Annex V hereto, no Nominee nor any of his respective associates or affiliates (together, the "Nominee Associates") (i) directly or indirectly, beneficially or of record owns any securities of the Company or any securities of any subsidiary of the Company, (ii) has or had a relationship with the Company in any capacity, including positions as directors or officers of the Company or (iii) purchased or sold any Company stock in the preceding two years. Furthermore, except as disclosed on Annex III hereto, none of the Nominees or the Nominee Associates is or has been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

No Nominee nor any Nominee Associates has entered into any agreement or understanding with any person respecting any future employment with the Company or any of its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

Other than interests arising from ownership of Northstar's common stock as disclosed in Annex V, no Nominee, Nominee Associate or any member of the foregoing's immediate family is either a party to any transaction or series of transactions since the beginning of the Company's last fiscal year or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Nominee, Nominee Associate, or any member of his immediate family has, or will have, a direct or indirect material interest.

Since the beginning of the Company's last fiscal year, the Nominees were not, and no member of the immediate family of any of the Nominees or any firm, corporation or organization of which any of the Nominees is an executive officer or partner or director or the beneficial owner of 10% or more of any class of equity securities, or any trust or other estate in which any of the Nominees has a substantial beneficial interest or as to which any of them serves as a trustee or in a similar capacity was, indebted to the Company or any of its subsidiaries at any time.

Absence of Any Material Proceedings Adverse to the Company

To RA Capital's best knowledge, there are no material proceedings to which any Nominee or Nominee Associate is a party adverse to the Company or any of its subsidiaries, and neither of the Nominees nor any Nominee Associate has a material interest adverse to the Company or any of its subsidiaries.

Absence of Any Family Relationships

None of the Nominees has any family relationship with any director, executive officer, or person nominated or chosen to become a director or executive officer of the Company or any of its subsidiaries.

Absence of Involvement in Certain Legal Proceedings

During the past five years and, with respect to (b) below, during the past ten years:

(a) No petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against any Nominee, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of any Nominee, or any partnership in which any Nominee was a general partner at or within two years before the time of such filing, or any corporation or business association of which any Nominee was an executive officer at or within two years before the time of such filing;

(b) No Nominee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c) No Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d) No Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e) No Nominee was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended or vacated; and

(f) No Nominee was found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any Federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Arrangements or Understandings

RA Capital has requested each of the Nominees to serve on the Board of Directors of the Company, and each Nominee has agreed to do so, without additional financial compensation for doing so from RA Capital. In connection with his employment by RA Capital, the Nominees have certain rights to indemnification for his services on behalf of RA Capital. RA Capital expects to provide indemnification to the Nominees in connection with their serving on the slate of board nominees of RA Capital.

Except as disclosed above, there are no other arrangements or understandings between RA Capital and any of the Nominees or Nominee Associates, and none of the Nominees or Nominee Associates have any arrangement or understanding with any other person, pursuant to which any such Nominee was or is to be selected as a director or nominee for election of the Company. The Nominees do not have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2009 Annual Meeting other than (i) as set forth above or in the materials accompanying this Annex III, (ii) each Nominee's interest in being elected to serve as a Director of the Company, and (iii) as set forth in the Statements on Schedule 13D filed by or on behalf of the members of RA Capital pursuant to the Exchange Act, which Schedule 13Ds have been previously filed with the Securities and Exchange Commission and are available upon request or at the Securities and Exchange Commission's website at www.sec.gov.

Section 16(a) of the Exchange Act

None of the Nominees have failed to timely file any reports required by Section 16(a) of the Exchange Act with respect to the Company during the most recent fiscal year or any prior fiscal years.

Independence of Nominees

To RA Capital's best knowledge, the Nominees would be considered independent under NASDAQ Stock Market Rule 4350(c) and Rule 4200(1)(15) and the independence standards applicable to Northstar under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act.

Except as set forth herein or attached hereto, to the knowledge of RA Capital, there is no other information relating to any Nominee that is required to be disclosed to the Company in an advance notice of shareholder nominees for directors under Section 1.11 of the By-laws of Northstar Neuroscience, Inc.

Except as set forth herein or attached hereto, to the knowledge of RA Capital , there is no other information relating to any Nominee that is required to be disclosed in connection with solicitating proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A promulgated under the Exchange Act.

ANNEX IV

Written Consent of the Nominees

[Please see attached]

CONSENT

I hereby agree and consent to serve as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. and, if elected, as a director of Northstar Neuroscience, Inc.. I also agree and consent to being named as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. in any proxy statement or solicitation materials.

Signature: [signature]

Name: Peter Kolchinsky

Date: Dec. 22, 2008

A/72790367.1

CONSENT

I hereby agree and consent to serve as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. and, if elected, as a director of Northstar Neuroscience, Inc.. I also agree and consent to being named as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. in any proxy statement or solicitation materials.

Signature: ____________________

Name: Rajeev Shah

Date: Dec 22, 2008

A/72790167.1

CONSENT

I hereby agree and consent to serve as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. and, if elected, as a director of Northstar Neuroscience, Inc.. I also agree and consent to being named as a nominee of RA Capital Healthcare Fund, LP and RA Capital Healthcare Fund II, LP to the Board of Directors of Northstar Neuroscience, Inc. in any proxy statement or solicitation materials.

Signature: ______________________

Name: ______________________

Date: Dec 11, 2008

A/72790167 1

ANNEX V

INFORMATION REGARDING THE PARTICIPANTS, RA CAPITAL AND THE NOMINEES

Interests in the Proposals

Except as disclosed on Annexes I, II, III and V, no Participant, Nominee nor any of his respective associates or affiliates (together, the "Nominee Associates") (i) directly or indirectly, beneficially or of record owns any securities of the Company or any securities of any subsidiary of the Company, (ii) has or had a relationship with the Company in any capacity, including positions as directors or officers of the Company or (iii) purchased or sold any Company stock in the preceding two years. Furthermore, except as disclosed on Annex III and V, none of the Participants and Nominee Associates is or has been, within the past year, a party to any arrangement or understanding with any other person or persons in connection with the Proposals, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies. Except as disclosed in Annexes I, II, III and V, none of the Participants and Nominees Associates has, and has not had in the past year, any material interest in the Proposals.

No Participant, Nominee nor any Nominee Associates has entered into any agreement or understanding with any person respecting any future employment with the Company or any of its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

Other than interests arising from ownership of Northstar's common stock as disclosed in this Annex V, no Participant, Nominee, Nominee Associate or any member of the foregoing's immediate family is either a party to any transaction or series of transactions since the beginning of the Company's last fiscal year or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Nominee, Nominee Associate, or any member of his immediate family has, or will have, a direct or indirect material interest.

Interest in the Company

Set forth below are (i) the name and address of each of the respective Participants and Nominees and (ii) the class and number of shares of stock of the Company which are owned of record and/or beneficially by each of the Participants and Nominees or any of their respective affiliates or associates, including the Nominees and Nominee Associates. Except for RA Capital Healthcare Fund, L.P and RA Capital Healthcare Fund II, L.P., none of the Participants or Nominees is the owner of record of shares of capital stock of the Company.

Name and Address	Class and Number of Shares of Capital Stock Owned of Record and/or Beneficially	Percent of Class [1]
RA Capital Management, LLC 800 Boylston Street, Suite 1500 Boston, MA 02199	2,539,139	9.71%
RA Capital Healthcare Fund, L.P. [2] 800 Boylston Street, Suite 1500 Boston, MA 02199	2,507,847	9.59%
RA Capital Healthcare Fund II, L.P. [2] 800 Boylston Street, Suite 1500 Boston, MA 02199	31,292	0.12%
Peter Kolchinsky [3] 800 Boylston Street, Suite 1500 Boston, MA 02199	2,539,139	9.71%
Matthew Renna 800 Boylston Street, Suite 1500 Boston, MA 02199	0	0%
Rajeev Shah 800 Boylston Street, Suite 1500 Boston, MA 02199	0	0%

[1] The percentages are calculated on the basis that 26,144,900 shares of common stock were outstanding as October 24, 2008, as represented by Northstar in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

[2] RA Capital Management, LLC is the general partner of each of RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P. As a result, RA Capital Management may be deemed to beneficially own the shares of common stock held by RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P.

[3] Mr. Kolchinsky is the managing member of RA Capital Management, LLC, which is the general partner of each of RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P. As a result, Mr. Kolchinsky may be deemed to beneficially own the shares of common stock held by RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P.

Transactions Within the Past Two Years

Set forth below are (i) the dates on which shares of the Company were purchased or sold by each of the Participants or any of their respective affiliates or associates and (ii) the amount purchased or sold on such date within the past two years.

Name	Date	Transaction	Shares
RA Capital Healthcare Fund II, L.P.	1-25-2008	Purchase	6,500.00
RA Capital Healthcare Fund II, L.P.	1-25-2008	Purchase	3,796.00
RA Capital Healthcare Fund, L.P.	1-25-2008	Purchase	493,500.00
RA Capital Healthcare Fund, L.P.	1-25-2008	Purchase	288,204.00
RA Capital Healthcare Fund II, L.P.	5-30-2008	Sale	(1,200.00)
RA Capital Healthcare Fund, L.P.	5-30-2008	Sale	(98,800.00)
RA Capital Healthcare Fund II, L.P.	7-2-2008	Purchase	3,000.00
RA Capital Healthcare Fund, L.P.	7-2-2008	Purchase	247,000.00
RA Capital Healthcare Fund II, L.P.	7-3-2008	Purchase	7,200.00
RA Capital Healthcare Fund, L.P.	7-3-2008	Purchase	592,800.00
RA Capital Healthcare Fund II, L.P.	7-7-2008	Purchase	2,712.00
RA Capital Healthcare Fund, L.P.	7-7-2008	Purchase	223,288.00
RA Capital Healthcare Fund II, L.P.	7-8-2008	Purchase	7,560.00
RA Capital Healthcare Fund, L.P.	7-8-2008	Purchase	622,440.00
RA Capital Healthcare Fund II, L.P.	7-9-2008	Purchase	1,340.00
RA Capital Healthcare Fund, L.P.	7-9-2008	Purchase	110,260.00
RA Capital Healthcare Fund II, L.P.	10-8-2008	Purchase	316.00
RA Capital Healthcare Fund, L.P.	10-8-2008	Purchase	20,123.00
RA Capital Healthcare Fund II, L.P.	11-24-2008	Purchase	68.00
RA Capital Healthcare Fund, L.P.	11-24-2008	Purchase	9,032.00

Evidence of Ownership

The Schedule 13D as filed by RA Capital Management, LLC with the Securities and Exchange Commission on July 14, 2008, as amended by Amendment No. 1 to Schedule 13D filed on December 15, 2008 and the Form 13F filed by RA Capital Management, LLC with Securities and Exchange Commission on May 14, 2008.

DLA PIPER

DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
www.dlapiper.com

Mark F. Hoffman
mark.hoffman@dlapiper.com
T 206.839.4823
F 206.494.1786

January 2, 2009

Via Facsimile (617) 778-2510, Electronic Mail and United Parcel Service

RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 021999

Re: Notice of Defect

Mr. Kolchinsky:

We are counsel to Northstar Neuroscience, Inc. ("Northstar") and, on behalf of Northstar, I am writing in connection with your letter dated December 23, 2008 (the "Proposal Letter") to the Board of Directors of Northstar. In the Proposal Letter, you submitted two proposals (the "Proposals") in connection with the 2009 Annual Meeting of Shareholders of Northstar (the "2009 Annual Meeting").

I am notifying you on behalf of Northstar that your submission of the Proposals does not comply with Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on multiple grounds.

Rule 14a-8(b) requires you to submit to Northstar written verification that, at the time you submitted the Proposals, you had continuously held at least $2,000 in market value, or 1%, of Northstar's voting stock, for a period of at least one year. As indicated on Annex V of the Proposal Letter under the heading "Transactions Within the Past Two Years," you state that the earliest date of acquisition of Northstar stock was a purchase by RA Capital Healthcare Fund II, L.P. of 6,500 shares on January 25, 2008, which date does not satisfy the one-year holding period.

Rule 14a-8(b)(2) further provides that you are required to prove your eligibility to Northstar in one of two ways, both of which you have failed to do:

i. A written statement from the "record" holder of your securities (usually a broker or bank) verifying that at the time you submitted your Proposals you continuously held the requisite amount of Northstar stock for at least one year; or

ii. A copy of any Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed by you demonstrating your ownership as of or before the date on which the one-year holding period begins.

In accordance with Rule 14a-8(f), you are hereby notified of your one-year holding period deficiency pursuant to Rule 14a-8(b). In addition, we note that the Proposal Letter contains two proposals and, pursuant to Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. If for some reason you believe the information contained in the Proposal Letter is incorrect or that we have incorrectly calculated your holding period or you wish to withdraw either or both Proposals, I request on behalf of Northstar that you furnish Northstar, within 14 calendar days of your receipt of this letter, the written statement required pursuant to Rule 14a-8(b)(2)

DLA PIPER

proving your compliance with the one-year holding period and confirmation of your withdrawal of either or both of the Proposals.

Your response to Northstar correcting the noted procedural and eligibility deficiencies must be postmarked or transmitted electronically to Northstar no later than 14 calendar days from the date of your receipt of this letter. Further, if you do not furnish such statement to Northstar, we believe Northstar will be entitled to omit the Proposals from its proxy statement in connection with the 2009 Annual Meeting. For your review, we have attached a copy of Rule 14a-8 as Exhibit A.

I also advise you that Northstar believes it has other bases on which to omit the Proposals from its proxy statement in connection with the 2009 Annual Meeting. If the deficiencies noted above are remedied, Northstar intends to submit a letter to the Division of Corporation Finance of the Securities and Exchange Commission seeking the staff's concurrence with its view to omit the Proposals. In accordance with Rule 14a-8(j), Northstar will furnish you a copy of its submissions to the Securities and Exchange Commission.

Sincerely,

DLA Piper LLP (US)

Mark F. Hoffman

cc: John S. Bowers Jr., Northstar Neuroscience, Inc.
Trent Dykes

Enclosure (1)

DLA PIPER

RA Capital Management, LLC
January 2, 2009

Exhibit A

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed

DLA PIPER

one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you

received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

DLA PIPER

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

DLA PIPER

RA Capital Management, LLC
January 2, 2009
Exhibit A (continued)

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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